Exhibit E

5 MAY 2023

KNUTSSON LIMITED

and

CHIVERS LIMITED

PUT AND CALL SHARE OPTION AGREEMENT

THIS AGREEMENT is made on 5 May 2023

BETWEEN:

(1)	Knutsson Limited of St Mary’s Court, 20 Hill Street, Douglas, Isle of Man, IM1 1EU ("Knutsson"); and

(2)	Chivers Limited of Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP ("Chivers"),

(collectively the "Parties", each a "Party").

RECITALS:

(A)	Super Group (SGHC) Limited (the "Company") is a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey, with its shares listed on the New York Stock Exchange and with registered office at Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR and registered number 69022.

(B)	As at 31 March 2023 the Company has an issued share capital of 498,511,643 ordinary shares of no par value ("Company Shares").

(C)	Chivers is the legal and beneficial owner of 98,401,158 Company Shares.

(D)	Each of the Parties proposes to grant to the other Party options in respect of 60,000,000 (sixty million) Company Shares currently held by Chivers. The Options (as defined herein) can be exercised in respect of all or some of the Option Shares, and on one or multiple occasions in respect of outstanding Option Shares as more fully set out below.

IT IS AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1	In this Agreement the following definitions are used:

"Affilliate" means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such person through the ownership of more than fifty per cent. (50%) of the voting securities, by contract or otherwise

"Alternative Completion" means the completion of the settlement obligations of the Parties set out in clause 5.6 in substitution of the obligation to transfer the relevant Specified Option Shares, arising from either (i) an election by Knutsson pursuant to clause 5.1.1 or deemed election by Knutsson pursuant to clause 2.6.5; or (ii) the failure to satisfy the Conditions prior to the Longstop Date;

"Alternative Completion Date" means: (a) in the case of an Alternative Completion following exercise of the Call Option pursuant to clause 2.6.5, the first Business Day that is 30 calendar days after the Change of Control; and (b) in all other cases, the first Business Day that is 120 calendar days after the delivery of: (i) the Special Notice, or (ii) the Longstop Date (as applicable);

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"Alternative Completion Election" means an election by Knutsson to require the Parties to settle in cash the net positions relating to an exercise of an Option, without the requirement to transfer the relevant Specified Option Shares, as more fully set out in clauses 5.5 and 5.6;

"Business Day" means any day other than a Saturday or Sunday or public holiday in Guernsey, Channel Islands or New York, NY, USA;

"Call Option" means the option granted by Chivers in favour of Knutsson in clause 2.1 to require Chivers to sell Option Shares pursuant to this Agreement;

"Call Option Purchase Price" means such sum/s as shall be determined in accordance with the provisions of the Schedule hereto;

"Change of Control" means any transaction (or series of related transactions) the result of which is the acquisition by any third party (and/or its Affilliates) of all, or substantially all, the Ordinary Shares of the Company (not held by such offeror and Affilliates of such offeror), other than any transaction (or series of related transactions) in which a new holding company is inserted as the sole shareholder of the Company and the shareholders of the Company as of immediately prior thereto hold (directly or indirectly), after giving effect thereto, shares in such new holding company in the same (or substantially the same) proportions as they held shares in the Company as of immediately prior thereto. No Affilliate of either party (nor the Parties themselves) shall be a third party for such purposes;

"Completion" means completion of the sale and purchase of the Specified Option Shares following the exercise of a Call Option or Put Option, in accordance with clause 4;

"Completion Date" has the meaning in clause 3.1;

"Conditions" has the meaning in clause 5.2;

"Exercise Date" means any Business Day during the Option Period which falls in either: (i) the three-week period following the reporting of the Company's financial results in respect of the first half of a financial year; or (ii) the three-week period following the publication of the Company's annual report in respect of a financial year;

"Gaming Regulator" means the competent regulator/ministry of any government, state, province, country or other political subdivision thereof in any jurisdiction regulating online or mobile gaming or gambling and gaming activities;

"HSR Act" means the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder;

"Longstop Date" means the date that is 9 months from the date of issue of the relevant Option Notice (or such other date as the Parties may agree in writing);

"Option Notice" means a notice exercising either a Call Option or a Put Option pursuant to this Agreement;

"Option Period" means the period commencing on 30 June 2024 and 30 June 2028 (both dates inclusive);

"Options" means collectively the Call Option and the Put Option, or any of them;

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"Option Shares" means 60,000,000 (sixty million) of the Company Shares, beneficially owned by and registered in the name of Chivers, together with any further shares, stock or other securities in the Company or in any other company, which are derived from the Option Shares or which are distributed by the Company in respect of the Option Shares and any shares, stock or other securities for the time being representing the same by reason of any alteration in the share capital of the Company or any amalgamation, reorganisation or reconstruction of the Company;

"Purchase Price" means the Call Option Purchase Price or Put Option Purchase Price, as the context may require;

"Put Option" means the option granted by Knutsson in favour of Chivers in clause 2.2 to require Knutsson or its nominee to purchase Option Shares pursuant to the terms of this Agreement;

"Put Option Purchase Price" means $4 (four dollars);

"Relevant Gaming Regulation" means the laws and regulations which, as at the date of issue of an Option Notice, govern the gaming and gambling activities of the Company and its subsidiaries;

"Required Approvals" means the change of control approvals (if any) or other relevant and applicable regulatory approvals (if any) required by any Gaming Regulator and under Relevant Gaming Regulation as at the relevant date, in each case relating to the transfer (or proposed transfer) of the Specified Option Shares following the exercise of an Option pursuant to the terms of this Agreement, as notified to the Parties by the Company pursuant to clause 5.1.2(B). If no notification is provided by the Company within 30 calendar days of a request pursuant to clause 5.1.2(B), the Required Approvals shall be: as agreed by the Parties;

"SEC" means the U.S. Securities and Exchange Commission;

"Settlement Price" has the meaning in clause 5.6;

"Share Exchange Agreement" means the share for shares exchange agreement dated 23 April 2021 by and between the Company, SGHC Limited and a list of shareholders (including the Parties) set out in Schedule 1 to that agreement;

"Special Notice" has the meaning in clause 5.1.1;

"Specified Option Shares" has the meaning in clause 2.3.2;

"Tax Authority" means any authority, body or official in any jurisdiction competent to assess, demand, impose, administer or collect tax or make any decision or ruling on any matter relating to tax and any other person who has a right to demand or recover amounts of, or in respect of, tax or any tax liability;

"Trading Price" means the average daily closing share price of the Company Shares during the 20 calendar days on which the Company Shares actually traded immediately before the issue of the relevant Option Notice;

"Warranties" means the warranties in clause 8.1; and

"$" or "USD" means United States dollars.

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1.2	In this Agreement, unless the contrary intention appears:

1.2.1	words in the singular shall include the plural, and vice versa;

1.2.2	a reference to a clause or sub-clause shall be a reference to a clause or sub-clause or schedule (as the case may be) of or to this Agreement;

1.2.3	the headings in this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement; and

1.2.4	if a period of time is specified and dates from a given day or the day of an act or event, it shall be calculated exclusive of that day (but this shall not apply to the Option Period).

2.	GRANT OF OPTIONS

2.1	In consideration of, the sum of $100 now paid by Knutsson to Chivers and the grant of the Put Option, Chivers hereby grants to Knutsson an irrevocable and unconditional (subject to the terms of this Agreement) right (the "Call Option") to purchase (either for itself or through such nominee as it may notify Chivers in writing prior to Completion) the Option Shares for the Call Option Purchase Price per Option Share.

2.2	In consideration of, the sum of $100 now paid by Chivers to Knutsson and the grant of the Call Option, Knutsson grants to Chivers an irrevocable and unconditional (subject to the terms of this Agreement) right (the "Put Option") to require Knutsson to purchase (either for itself or through such nominee as Knutsson may notify Chivers in writing prior to Completion), the Option Shares for the Put Option Purchase Price per Option Share.

2.3	The Options shall, subject to clause 2.4 or 2.5 (as applicable), only be exercisable on an Exercise Date and by notice in writing to Chivers or Knutsson, as the case may be. To be valid each Option Notice shall:

2.3.1	contain a statement that the relevant Option is being exercised;

2.3.2	set out the number of Option Shares (being the "Specified Option Shares") that are the subject of the exercise; and

2.3.3	be signed by or on behalf of the Party exercising the Option.

2.4	Call Option

A Call Option may only be exercised, on each occasion, in respect of either (at the sole discretion of Knutsson): (i) all of the Option Shares outstanding at the date of issue of the Option Notice; or (ii) a portion of the Option Shares representing multiples of 100,000 Option Shares.

2.5	Put Option

The Put Option may only be exercised:

2.5.1	once in any rolling six month period;

2.5.2	in respect of up to a maximum of 15,000,000 Option Shares in any calendar year; and

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2.5.3	in respect of not less than 100,000 Option Shares (or if less the total number of Option Shares at the date of issue of the Option Notice).

2.6	General

2.6.1	An Option Notice once given shall be irrevocable. Any Option not exercised (or to the extent not exercised) by the end of the Option Period shall lapse and be of no further force and effect.

2.6.2	On the proper exercise of an Option (including where an Alternative Completion takes place in respect of such exercise) the total number of Option Shares which remain the subject of the Options shall be reduced by the number of the Option Shares that were the subject of such exercise, and the Options shall continue to be exercisable in accordance with this Agreement in respect of the remaining Option Shares (if any).

2.6.3	Where an Option has been exercised over some Option Shares, no other Option may be exercised over such shares unless the Option in respect thereof is terminated and no Alternative Completion takes place in respect of such Option Shares (in which case the total number of Option Shares which remain the subject of the Options shall be increased by the number of Option Shares that were the subject of such exercise).

2.6.4	The date of exercise of a Call Option or Put Option is the date on which the Option Notice is served in respect of the relevant Specified Option Shares.

2.6.5	If, prior to the expiry of the Option Period, and provided there are Option Shares which remain subject to the Option at such date, any offer is made to shareholders of the Company to acquire Ordinary Shares which would (on completion of such acquisition) constitute a Change of Control, Knutsson shall immediately be entitled to exercise the Call Option in respect of the remaining Option Shares at any time up to three Business days prior to the last Business Day before any such offer or acquisition completes. Completion of the transfer of the Specified Option Shares pursuant to the exercise of such Option shall be conditional on the relevant offer to shareholders becoming or being unconditional, and if the relevant offer is withdrawn or terminates (such that no Change of Control will occur pursuant thereto), the Call Option exercised pursuant to this clause 2.6.5 will terminate. If Knutsson elects to exercise the Call Option in accordance with this clause 2.6.5 it shall also be deemed to have served a Special Notice on Chivers in respect of such exercise on the same date on which the Option Notice is served and the provisions of clause 5.5 and 5.6 shall apply to such exercise.

2.6.6	Where the Company Shares are the subject to a stock split, consolidation, redemption or sub-division or bonus shares are issued in respect of Company Shares, references in this Agreement to a particular number of Option Shares, Company Shares or Specified Option Shares and the Purchase Price, shall be adjusted to reflect such stock split, consolidation, redemption, sub-division or bonus issue, as applicable.

2.6.7	The Options shall automatically lapse and be of no further force and effect on completion of a Change of Control, but without prejudice to any valid exercise of the Call Option made in accordance with clause 2.6.5 or otherwise.

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3.	SALE AND PURCHASE

3.1	The Parties shall, subject to clauses 5.4 and 5.5, be bound to complete the sale and purchase of the Specified Option Shares on a Business Day within 90 calendar days after the later of:

3.1.1	the date on which the Conditions (if any) have been fulfilled; and

3.1.2	the date of service of an Option Notice,

(each such date the "Completion Date").

3.2	Chivers is the legal and beneficial owner of and, on the Completion Date shall sell or procure to be sold, and Knutsson (or its nominee (if applicable)) shall purchase, the Specified Option Shares on the basis that they are sold at Completion free from any claim, option, charge, lien, equity encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3.3	The Parties waive any restrictions on transfer (including pre-emption rights) which may exist in relation to the Option Shares under the articles of association of the Company or otherwise.

3.4	Knutsson (or its nominee (if applicable)) shall not be obliged to complete the purchase of any of the Specified Option Shares unless Chivers completes the sale of all the Specified Option Shares simultaneously, but the Completion of the purchase of some of the Specified Option Shares shall not affect the rights of Knutsson (or its nominee (if applicable)) with respect to the purchase of the others.

4.	COMPLETION

4.1	Completion of a sale and purchase shall take place remotely or at such other place as the Parties agree, not later than 3 p.m. (Guernsey time) on the relevant Completion Date for the relevant Specified Option Shares.

4.2	At Completion:

4.2.1	Chivers shall deliver or cause to be delivered to Knutsson a duly executed transfer to Knutsson or its nominee (as applicable), including an executed irrevocable stock power in respect of the Specified Option Shares;

4.2.2	Chivers shall deliver to Knutsson all such other forms or documentation as are needed to enable the transfer of the Specified Option Shares pursuant to this Agreement;

4.2.3	the Parties shall enter into a transferor representation letter to the extent reasonably required by the Company to enable the transfer of the Specified Option Shares pursuant to this Agreement;

4.2.4	Knutsson shall pay (or procure payment) to Chivers, or such other person as Chivers may direct in writing, the Purchase Price for the Specified Option Shares in cash in accordance with clause 10, with payment to be made:

(A)	within 20 Business Days of the Completion Date, if the aggregate Purchase Price for all the relevant Specified Option Shares is less than $1 million; or

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(B)	within 90 Business Days of the Completion Date, in all other cases.

5.	Conditions and REQUIRED APPROVALS

5.1	Within 10 Business Days of delivery of an Option Notice:

5.1.1	Knutsson shall advise Chivers in writing (the "Special Notice") if it is making an Alternative Completion Election, in which event the provisions of clause 5.5 shall apply. A failure to provide a Special Notice within such period shall irrevocably be deemed to be an election not to make the Alternative Completion Election; and

5.1.2	the Party delivering the Option Notice shall:

(A)	inform the Company in writing that it has delivered the Option Notice and provide the Company with a copy of such Option Notice; and

(B)	if Knutsson has not made (or is deemed not to have made) the Alternative Completion Election, request the Company to confirm in writing within 10 calendar days of delivery of such request, if any Required Approvals are required prior to completion of the transfer of the Specified Option Shares pursuant to the relevant Option, and if applicable the details of such Required Approvals.

5.2	Completion is conditional on the satisfaction of the following conditions (the "Conditions"):

5.2.1	the Required Approvals (if any) are obtained;

5.2.2	all required filings (if any) having been made and all applicable waiting periods under the HSR Act having expired, lapsed or been terminated as appropriate without a second request having been issued by the Department of Justice ("DOJ") or the Federal Trade Commission ("FTC") in each case in respect of the acquisition of the Specified Option Shares as contemplated by this Agreement or any matter arising therefrom, and neither the FTC nor the DOJ will have an ongoing investigation into such transaction or have threated or instituted legal action to challenge the legality of such transaction; and

5.2.3	the grant, in terms reasonably satisfactory to the Parties, of all those consents, authorisations or similar clearances which are required by any government, regulatory body or authority for Completion.

5.3	The Parties agree to:

5.3.1	provide the Company with such information that is in its possession or under its control which is reasonably required to satisfy the Conditions, if and to the extent required by applicable law, regulation or regulator (including the SEC or securities exchange in any relevant jurisdiction, and any Gaming Regulator in any relevant jurisdiction) in terms of a Required Approval or otherwise.

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5.3.2	co-operate with the Company, and to use their respective reasonable endeavours to the extent within their control to procure that the Conditions are fulfilled as soon as practicable after the delivery of the Option Notice; and

5.3.3	notify each other promptly on becoming aware that any of the Conditions have been fulfilled.

5.4	If any of the Conditions are not satisfied by the Longstop Date: (i) the Parties shall not proceed to Completion; and (ii) Knutsson (or its nominee (if applicable)) shall not acquire (nor be obliged to acquire) the relevant Specified Option Shares; and (iii) the Alternative Completion shall be implemented by the Parties pursuant to the provisions of clause 5.5 in respect of the Specified Option Shares that are the subject of the relevant Option; and no Party shall have a claim against the other as a result of the Specified Option Shares not being transferred to Knutsson (or its nominee (if applicable)), save for a claim in respect of a breach of clause 5.3.1.

5.5	If Knutsson makes or is deemed to have made an Alternative Completion Election in respect of the exercise of any Option, then, in respect of the Specified Option Shares the subject of such exercise:

5.5.1	Knutsson shall not acquire (nor be obliged to acquire) the relevant Specified Option Shares; and

5.5.2	the provisions of clause 5.2 to 5.4 shall not be applicable in respect of such exercise of such Option; and

5.5.3	the provisions of clause 5.6 shall apply.

5.6	If Knutsson makes or is deemed to have made an Alternative Completion Election in respect of the exercise of any Option, or if an Alternative Completion is required pursuant to clause 5.4(iii), then, in respect of the Specified Option Shares the subject of the relevant Option:

5.6.1	if the Trading Price is greater than the average Purchase Price per share for such Specified Option Shares, Chivers shall be obliged to pay Knutsson an amount equal to the difference between the Trading Price and the Purchase Price; or

5.6.2	if the average Purchase Price per share for such Specified Option Shares is greater than the Trading Price, Knutsson shall be obliged to pay Chivers an amount equal to the difference between the Purchase Price and the Trading Price, in each case multiplied by the number of the relevant Specified Option Shares (such aggregate sum being the "Settlement Price"). Such payment of the Settlement Price to be made in cash, in accordance with clause 10, on the Alternative Completion Date.

6.	DEFAULT

6.1	Knutsson (or its nominee (if applicable)) shall not be obliged to complete the purchase of the Specified Option Shares until Chivers complies fully with the requirements of sub-clauses 4.2.1 and 4.2.2.

6.2	If, in any respect, the requirements of sub-clauses 4.2.1 and 4.2.2 are not complied with on the date set for Completion, Knutsson may:

6.2.1	defer Completion with respect to some or all of the Specified Option Shares to a date being a Business Day not more than 28 calendar days after that date (in which case this clause will apply to Completion as so deferred); or

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6.2.2	proceed to Completion so far as practicable (including, at Knutsson's election, Completion of the purchase of some only of the Specified Option Shares) and in any case without prejudice to its rights under this Agreement;

6.2.3	apply for specific performance to compel the transfer of the Specified Option Shares in accordance with the terms of the Option; or

6.2.4	terminate this Agreement without liability to Chivers.

7.	SPECIFIED OPTION SHARES

Subject to Completion taking place, all rights attached to the Specified Option Shares shall accrue to Knutsson (or its nominee (if applicable)) on and from the date of service of an Option Notice in respect of such Specified Option Shares and, following the exercise of a Call Option or Put Option, Chivers shall, subject to Completion (and not Alternative Completion), account to Knutsson (or its nominee or any (if applicable)) for all dividends or other distributions of the Company declared or paid by reference to a record date which is subsequent to the date of service of the Option Notice, in respect of the relevant Specified Option Shares.

8.	WARRANTIES AND UNDERTAKINGS

8.1	Chivers warrants to Knutsson that:

8.1.1	it is the legal and beneficial owner of the Option Shares;

8.1.2	that the Option Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right (other than the Options); and

8.1.3	that it has full power and authority to grant an option in respect of the same upon the terms and conditions of this Agreement.

8.2	Chivers shall not, prior to the exercise or expiry of the Options and (if appropriate) Completion, transfer, dispose of, charge, pledge or encumber in any way its interests in any Company Shares where such action would result in it holding such number of Company Shares as is less than the number of the Option Shares then remaining subject to the Options.

8.3	At the date of this Agreement the Option Shares represent approximately 12 per cent. (rounded to the nearest whole number) of the issued ordinary share capital of the Company.

8.4	Chivers shall procure that the Warranties will not be untrue, misleading or breached if they were repeated on a continuing basis until the exercise or expiry of the Options and (if appropriate) Completion, and the Warranties shall be deemed to be given by Chivers on a continuing basis until the exercise or expiry of the Options and (if appropriate) Completion as well as at the time of this Agreement, provided that the Warranties shall not apply to any Option Shares which have been transferred to Knutsson (or its nominee (if applicable)) or been the subject of any Alternative Completion, in each case in accordance with the terms of this Agreement.

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8.5	The rights and remedies of Knutsson in respect of a breach of any of the Warranties will not be affected by Completion, by any investigation made by or on behalf of Knutsson into the affairs of the Company, by the giving of any time or other indulgence by Knutsson to any person, by Knutsson rescinding or not rescinding this Agreement, or by any other cause whatsoever except a specific waiver or release by Knutsson in writing; and any such waiver or release will not prejudice or affect any remaining rights or remedies of Knutsson.

8.6	Save for the Warranties, Chivers gives no other warranties or representations to Knutsson.

8.7	Neither Party shall be liable to the other for indirect or consequential loss or damage howsoever arising, or for any loss (whether direct or indirect or consequential) of profits.

9.	KNUTSSON'S RIGHTs

9.1	If before exercise or expiry of the Options and (if appropriate) Completion in respect of all the Option Shares, Knutsson becomes aware that any of the Warranties was at the date of this Agreement, or has since become, untrue or misleading (other than as a result of the Options being exercised in accordance with the terms of this Agreement), or that Chivers is in breach of any material term of this Agreement, Knutsson shall be entitled to terminate this Agreement without liability to Chivers.

9.2	The rights, including rights to terminate, conferred on Knutsson by this Agreement are in addition and without prejudice to all other rights and remedies available to Knutsson.

9.3	No failure to exercise nor any delay in exercising any right or remedy hereunder shall operate as a waiver thereof or of any other right or remedy hereunder, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

9.4	The waiver of any term, provision or condition of this Agreement on any occasion shall not constitute a waiver of:

9.4.1	any other term, provision or condition of this Agreement; or

9.4.2	such terms, provisions or conditions of this Agreement on any future occasion.

10.	PAYMENTS

10.1	Payments made under this Agreement to either Party shall be made to the relevant Party on the relevant date, to the bank account nominated in writing by the Party, and such payment shall constitute a full and valid discharge of the obligations to pay such amounts.

10.2	Unless otherwise expressly stated all payments to be made under this Agreement shall be made in US dollars to the party to be paid by transfer in immediately available funds by electronic transfer.

10.3	Each payment to be made by each Party under this Agreement shall be made free and clear of all deductions, withholdings, counterclaims or set-off of any kind except for those required by law.

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11.	ANNOUNCEMENTS AND CONFIDENTIALITY

11.1	Subject to clause 11.3, no Party shall make or permit any other person to make any press release or other public announcement about this Agreement or the transactions contemplated by it without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed).

11.2	Subject to clause 11.3, each Party shall treat the following information as confidential and shall not disclose or use it:

11.2.1	details of the provisions of this Agreement and any agreement, document or arrangement entered into in connection with this Agreement; and

11.2.2	information relating to the negotiations leading to the execution of this Agreement and any agreement, document or arrangement entered into in connection with this Agreement.

11.3	Either Party may disclose or use information otherwise required by clause 11.2 to be treated as confidential, or may make, or permit any person to make, any press release or other public announcement:

11.3.1	if and to the extent required by applicable law, regulation or regulator (including the SEC and any Gaming Regulator (including, for the avoidance of doubt, any announcement or statement made in a registration statement or report filed with the SEC)) in any relevant jurisdiction; and

11.3.2	if and to the extent required or requested by any court, competent regulatory or governmental body, Tax Authority or securities exchange in any relevant jurisdiction, whether or not the requirement or request has the force of law, and, provided that the disclosing Party shall take all such steps as are reasonably practicable in the circumstances and permitted by law, to notify the other Party before the relevant disclosure, release or announcement is made.

12.	no assignment

This Agreement shall be binding on and enure for the benefit of the successors of each of the Parties, but, save with the prior written consent of the other Party, neither Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement and any attempt to do so in contravention of this clause shall be ineffective.

13.	Constitution of this Agreement

13.1	This Agreement, together with the documents referred to in it, contain the entire agreement between the Parties relating to the transactions contemplated by this Agreement and replaces and extinguishes all prior drafts, previous agreements, arrangements and understandings, whether in writing or oral, between the Parties relating to these transactions except to the extent that they are repeated in this Agreement.

13.2	This Agreement may be executed in any number of counterparts, but shall not be effective until each Party has executed at least one counterpart, all of which, taken together shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

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13.3	No variation of this Agreement shall be effective unless made in writing and signed by each of the Parties.

14.	Rights

14.1	The rights, powers, privileges and remedies provided in this Agreement are cumulative and are not exclusive of any rights, powers, privileges or remedies provided by law or otherwise.

14.2	No failure to exercise nor any delay in exercising any right, power, privilege or remedy under this Agreement shall in any way impair or affect its exercise or operate as a waiver in whole or in part.

14.3	No single or partial exercise of any right, power, privilege or remedy under this Agreement shall prevent any further or other exercise or the exercise of any other right, power, privilege or remedy.

14.4	The provisions of this Agreement shall remain in full force and effect notwithstanding Completion.

14.5	This Agreement shall be binding upon and benefit the successors of the Parties.

15.	Third Parties

Except where expressly stated in this Agreement to the contrary:

15.1	save for the rights granted to the Company in this Agreement, a person who is not a party to this Agreement (or his successors or permitted assignees) has no rights to enforce or enjoy the benefit of any term of this Agreement; and

15.2	no termination, amendment, compromise, waiver or settlement of this Agreement or any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) requires the consent of any person who is not a party to it.

16.	Notices

16.1	Any notice or other document to be served under this Agreement may be delivered or sent by registered or recorded post (or equivalent in any other jurisdiction) to the Party to be served at its address appearing in next to their names at the start of this Agreement or at such other address as it may have notified to the other party in accordance with this clause.

16.2	Any notice or document shall be deemed to have been received:

16.2.1	if delivered by hand, at the time of delivery; or

16.2.2	if posted by pre-paid first class post, at 10.00 hours (local time at the recipient's address) on the third Business Day after it was posted; or

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16.2.3	if sent by email, at the time of transmission, or if this time falls outside business hours in the place of receipt, when business hours resume. In this clause 16.2, business hours means 9am to 5pm on a Business Day.

16.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed, stamped and posted.

17.	COSTS

The Parties will pay their own costs in connection with the preparation and negotiation of this Agreement.

18.	miscellaneous

18.1	Time shall be the essence of this Agreement both as regards the dates and periods mentioned and as regards any dates and periods which may be substituted for them by agreement in writing by the Parties.

18.2	Chivers shall from time to time and at all times, both before and after Completion, execute all such deeds and documents and do all such things as Knutsson may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving to Knutsson the full benefit of the provisions of this Agreement, including, in the event of a sale and purchase of the Option Shares under this Agreement, vesting in Knutsson the legal and beneficial title to the Option Shares.

19.	governing law, JURISDICTION and service of process

19.1	This Agreement shall be governed by, and construed in accordance with the laws of the island of Guernsey.

19.2	The Courts of the Isle of Man and the Courts of the island of Guernsey shall each have non-exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

19.3	Each party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

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IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

Signed by Alexander F. McNee for and on behalf of	/s/ Alexander F. McNee
KNUTSSON LIMITED	Director

Signed by Martin Hall for and on behalf of	/s/ Martin Hall
CHIVERS LIMITED	Director

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SCHEDULE

Call Option Purchase Price

The price payable per Option Share in relation only to an exercise of the Call Option shall be determined by reference to the number of Option Shares (i) that have been acquired (or deemed to have been acquired) by Knutsson pursuant to the exercise of the Call Option immediately prior to the Specified Option Shares to be acquired pursuant to the current Option Notice; and (ii) being acquired by Knutsson as set out in the relevant Option Notice in respect of such exercise of the Call Option, as follows:

-	$5.20 per Option Share in respect of the first 15,000,000 Option Shares to be acquired pursuant to the exercise of the Call Option;

-	$5.85 per Option Share in respect of the second 15,000,000 Option Shares to be acquired pursuant to the exercise of the Call Option;

-	$6.58 per Option Share in respect of the third 15,000,000 Option Shares to be acquired pursuant to the exercise of the Call Option; and

-	$7.41 per Option Share in respect of the remaining Option Shares to be acquired pursuant to the exercise of the Call Option.

Any Option Shares acquired pursuant to the exercise of the Put Option shall not be taken into account in the determination of the Call Option Purchase Price for any Option Shares.

By way of example only; if:

o	9,000,000 (nine million) Option Shares have been acquired by Knutsson pursuant to the exercise of a Put Option;

o	Knutsson acquired 10,000,000 (ten million) Option Shares pursuant to an earlier exercise of an earlier Call Option;

o	Knutsson now issues its second Option Notice which is in respect of 20,000,000 (twenty million Option Shares),

the price payable by Knutsson for such Specified Option Shares pursuant to this second Option Notice will be $113,750,000 (being $5.20 per Option Share in respect of 5,000,000 Option Shares and $5.85 per Option Share in respect of 15,000,000 Option Shares).

Where there has been an Alternative Completion in respect of the exercise of a Call Option, the Specified Option Shares (the subject of such Alternative Completion) shall, for the purposes of this Schedule, be deemed to have been acquired by Knutsson pursuant to the exercise of a Call Option.

Where the Company Shares are the subject to a stock split, consolidation, redemption or sub-division or bonus shares are issued in respect of Company Shares, references in this Agreement (including this Schedule) to a particular number of Option Shares, Company Shares or Specified Option Shares and to the price payable per Option Share, shall be adjusted to reflect such stock split, consolidation, redemption, sub-division or bonus issue, as applicable.

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